# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Silicom Ltd, CIK 0000916793
CUSIP: M84116108
Title of class of securities: COMMON STOCK, PAR VALUE $0.001 PER SHARE
Address of issuer's principal executive offices: 14 Atir Yeda St., KFAR SABA, Illinois (IL), 4464323
Date of event which requires filing of this statement: 11/12/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001540910

## Reporting persons
- Forsakringsaktiebolaget Avanza Pension: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Sweden (V7); sole voting power 282,501; shared voting power 0; sole dispositive power 0; shared dispositive power 282,501; aggregate amount beneficially owned 282,501 (4.98% of the class)
  Comment: .

## Item 1. Issuer
Name of issuer: Silicom Ltd
Address of issuer's principal executive offices: 14 Atir Yeda St.KFAR SABA, 4464323Israel KFAR SABA, IL,

## Item 2. Person Filing
Name of person filing: Forsakringsaktiebolaget Avanza Pension
Address of principal business office or, if none, residence:
Box 1399
STOCKHOLM, 11139
SWEDEN
Citizenship: Forsakringsaktiebolaget Avanza Pension is a company organized under the laws of Sweden

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Insurance company

## Item 4. Ownership
Amount beneficially owned: 282,501
Percent of class: 4,98%
Sole power to vote or to direct the vote: 282,501
Shared power to vote or to direct the vote: None
Sole power to dispose or to direct the disposition: None
Shared power to dispose or to direct the disposition: 282,501

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to insurance company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Forsakringsaktiebolaget Avanza Pension: /s/ Marie Karlsfeldt, Marie Karlsfeldt / Middle Office (01/08/2026)